BP 7/5

SECUR 06009061 SION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

AB 7/8

RECEIVED PROCESSING SECTION 2006 WASH DC 213

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 34240

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/05 (MM/DD/YY) AND ENDING 4/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **R.W. Smith & Associates, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10604 N.E. 38th Place, Suite 125
(No. and Street)

Kirkland (City) **WA** (State) **98033-7932** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle E Heyne **(425) 803-9893**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec St, Suite 200 (Address) **Greenwood Village** (City) **CO** (State) **80111** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP

AB 7/8/06

OATH OR AFFIRMATION

I, Michelle E. Heyne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.W. Smith & Associates, Inc., as of April 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

KARLA MIA GRAY
COMM. EXP.
NOTARY
PUBLIC
JUNE 11, 2007
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable.)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. W. SMITH & ASSOCIATES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED APRIL 30, 2006

R. W. SMITH & ASSOCIATES, INC.

CONTENTS

	Page
Independent Auditors' Report	3
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Shareholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 12
Supplementary Schedules:	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	13
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	14 - 15

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
R. W. Smith & Associates, Inc.

We have audited the accompanying statement of financial condition of R. W. Smith & Associates, Inc. as of April 30, 2006, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R. W. Smith & Associates, Inc. as of April 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
June 9, 2006

R. W. SMITH & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2006

ASSETS

Cash and cash equivalents	$	909,785
Receivables:		
Broker dealers and clearing organization (Note 2)		3,611,661
Other		9,734
Securities owned, not readily marketable, at estimated fair value		40,639
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreication of $221,045 (Note 3)		112,412
Prepaid assets and deposits		87,993
	$	**4,772,224**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Payable to broker dealers and clearing organization (Note 2)	$	3,362,906
Accounts payable and accrued expenses		402,222
Income tax liability (Note 4)		3,861
TOTAL LIABILITIES		3,768,989
COMMITMENTS AND CONTINGENCIES (Notes 5 and 9)		
SHAREHOLDER'S EQUITY (Note 6):		
Common stock, series A, $0.25 par value, voting, 200,000 shares authorized; 58,419 shares issued and outstanding		14,605
Common stock, series B, no par value, nonvoting 1,500,000 shares authorized; 525,771 shares issued and outstanding		-
Additional paid-in capital		914,032
Retained earnings		74,598
TOTAL SHAREHOLDER'S EQUITY		1,003,235
	$	**4,772,224**

The accompanying notes are an integral part of this statement.

R. W. SMITH & ASSOCIATES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED APRIL 30, 2006

REVENUE:		
Commissions	$	10,027,172
Realized and unrealized gains on investments		64,244
Other		26,500
Total revenue		10,117,916
EXPENSES:		
Commissions		4,328,590
Salaries, wages and related costs		1,941,188
Clearing charges		1,674,495
Communications and data processing		1,058,660
General and administrative		786,204
Occupancy and equipment costs		356,797
Depreciation and amortization		58,544
Interest		9,699
Total expenses		10,214,177
NET LOSS BEFORE INCOME TAX BENEFIT		(96,261)
Income tax benefit (Note 4)		29,819
NET LOSS	**$**	**(66,442)**

The accompanying notes are an integral part of this statement.

R. W. SMITH & ASSOCIATES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED APRIL 30, 2006

	Series A Common Stock		Series B Common Stock		Additional Paid-In Capital	Retained Earnings
	Shares	Amount	Shares	Amount		
BALANCES, April 30, 2005	58,419	$ 14,605	525,771	$ -	$ 864,032	$ 141,040
Capital contribution	-	-	-	-	50,000	-
Net loss	-	-	-	-	-	(66,442)
BALANCES, April 30, 2006	**58,419**	**$ 14,605**	**525,771**	**$ -**	**$ 914,032**	**$ 74,598**

The accompanying notes are an integral part of this statement.

R. W. SMITH & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ (66,442)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	58,544
Increase in receivables from broker dealers and clearing organization	(2,138,017)
Increase in other receivables	(9,734)
Decrease in income taxes receivable	126,473
Decrease in securities owned, net	61,902
Increase in prepaid assets and deposits	(8,702)
Increase in payable to broker dealers and clearing organization	2,002,973
Decrease in accounts payable and accrued expenses	(7,244)
Decrease in income tax liability	(23,639)
Net cash provided by operating activities	(3,886)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(20,460)
Payments on shareholder note	216,691
Net cash provided by investing activities	196,231
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	50,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	242,345
CASH AND CASH EQUIVALENTS, at beginning of year	667,440
CASH AND CASH EQUIVALENTS, at end of year	**$ 909,785**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid for interest	**$ 9,699**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business

R. W. Smith & Associates, Inc. (the "Company") is registered as a "municipal securities brokers' broker" as defined in subsection (ii) of Rule 15c3-1(a)(8) under the Securities Exchange Act of 1934. The Company was incorporated in May 1985 under the laws of the state of Washington. In December 2005, ADC Investments, LLC purchased all outstanding shares of the Company. The Company has nine branch offices and transacts business with broker-dealers and dealer-banks throughout the United States.

Securities owned

Securities owned by the Company (substantially common stock) are recorded at market value. Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market, that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. Restricted non-marketable securities and other investments for which market prices are not readily available are reported at estimated fair value as determined by management. Changes in fair value are included as unrealized gain or loss on investments.

Securities transactions

State and municipal bond transactions are recorded on a settlement date basis. Commission revenue and related expenses are recorded on a settlement date basis. As of April 30, 2006 and for the year then ended, the Company's financial condition and results of operations using the settlement date basis are not materially different from recording transactions on a trade date basis.

Agreement with clearing broker

The Company under Rule 15c3-3(k)(1) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. The Company clears certain of its proprietary and interdealer counterparty transactions through a clearing firm on a fully disclosed basis.

Furniture, equipment and leasehold improvements

Office furniture, equipment and leasehold improvements are carried at cost and depreciated over five to seven years using the straight-line method. Maintenance and repairs are expensed when incurred.

Cash and cash equivalents

For purposes of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATION

Accounts receivable from and payable to broker-dealers and clearing organizations consist of the following:

	Receivable	Payable
Bonds failed-to-deliver/receive	$ 3,341,051	$ 3,333,200
Payable to clearing organization	-	29,706
Receivable from clearing organization	270,610	-
	$ 3,611,661	$ 3,362,906

The payable to clearing organization is for Company transactions and is collateralized by Company securities as defined by SEC Rule 15c3-1(a)(8)(v). Interest is at a fluctuating rate (5.875% at April 30, 2006).

NOTE 3 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at April 30, 2005 consist of the following:

Data processing equipment	$ 242,644
Office equipment	29,840
Office furniture	29,159
Telephone equipment	16,070
Leasehold improvements	15,744
	333,457
Less: accumulated depreciation and amortization	221,045
	$ 112,412

NOTE 4 - INCOME TAXES

The current year income tax liability represents estimated tax currently due. The income tax benefit reflected on the statement of operations is due to the reversal of prior year deferred income taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The primary components of the Company's deferred income tax assets and liabilities as of April 30, 2006 are as follows.

	2006
Deferred tax liabilities	$ -
Deferred tax asset:	
Allowance for doubtful accounts	83,000
Valuation allowance for deferred tax assets	(83,000)
	$ -

The valuation allowance for deferred tax assets was increased by $83,000 during the year ended April 30, 2006.

NOTE 5 - LEASE OBLIGATIONS

The Company leases office space and automobiles under non-cancelable operating leases expiring through 2010. At April 30, 2006, aggregate minimum future rental commitments under these leases with initial or remaining terms in excess of one year are as follows:

Year ending April 30,	Amount
2007	$ 178,410
2008	103,638
2009	66,875
2010	19,360
	$ 368,283

Total rental expense of $350,055, including the non-cancelable leases referred to above, was charged to operations during the year ended April 30, 2006.

NOTE 6 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At April 30, 2006, the Company had net capital and net capital requirements of $745,335 and $153,893, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.10 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 7 - RELATED PARTY TRANSACTIONS

During the year ending April 30, 2006, the Company received $216,691 from a prior stockholder as full payment of the Company's loan receivable.

NOTE 8 - 401(K) PLAN

The Company maintains a voluntary defined contribution retirement plan, qualified under Section 401(k) of the Internal Revenue Code, that is available to all eligible employees. The Company does not currently match employees' contributions to the plan, but does pay all administrative fees for the plan, which amounted to $2,570 for the year ended April 30, 2006.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CONTINGENCIES AND UNCERTAINTIES

In the normal course of business, the Company's is involved in activities related to securities transactions with commercial banks and other brokers and dealers. These activities may expose the Company to off-balance sheet risk. In the event the counterparty fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the counterparty's obligations.

The Company's financial instruments, including cash, receivables, prepaid assets and deposits, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments. Securities owned, not readily marketable are valued as described in Note 1.

The Company is involved in various legal and regulatory proceedings. Although the final outcome of any of these proceedings cannot be predicted with certainty, the management of the Company, after review and discussion with counsel, believes it will probably be required to pay $150,000 in connection with resolution of these proceedings, and has recorded this amount as a contingent liability.

The Company has deposits in banks in excess of the FDIC insured amount of $100,000. At April 30, 2006, the Company had $101,512 in excess of this requirement which is subject to loss should the bank cease operations.

The Company has receivables from broker dealers and it's clearing organization as shown on the accompanying statement of financial condition. These amounts are not covered by SIPC and are subject to loss should the broker dealers or clearing organization cease business.

SUPPLEMENTARY INFORMATION

R. W. SMITH & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
APRIL 30, 2006

CREDIT:		
Shareholder's equity	$	1,003,235
DEBITS:		
Nonallowable assets:		
Other receivables		9,734
Furniture, equipment and leasehold improvements, net		112,412
Prepaid assets and deposits		87,993
Securities owned, not readily marketable		40,639
Aged fail-to-deliver:		
Number of items - 9		2,148
Total debits		252,926
Net capital before haircuts on securities positions		750,309
Haircuts on money market account and certificate of deposit (includes undue concentration of $1,128)		4,974
NET CAPITAL		745,335
Minimum requirements of 6-2/3% of aggregate indebtedness of $2,308,285 or $150,000, whichever is greater		153,893
Excess net capital	**$**	**591,442**
AGGREGATE INDEBTEDNESS:		
Payable to broker dealers and clearing broker	$	1,902,202
Accounts payable and accrued expenses		402,222
Income taxes payable		3,861
TOTAL AGGREGATE INDEBTEDNESS	**$**	**2,308,285**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**3.10 to 1**

NOTE: There are no material differences between the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
R.W. Smith and Associates, Inc.

In planning and performing our audit of the financial statements and supplementary information of R.W. Smith and Associates, Inc. for the year ended April 30, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by R.W. Smith and Associates, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of R.W. Smith and Associates, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2006, to meet the SEC's objectives.

In addition, our review indicated that R.W. Smith and Associates, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(1) as of April 30, 2006, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
July 9, 2006